CUSIP No. 67001K103	SCHEDULE 13D/A	Page 1 of 8

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Novelion Therapeutics Inc.**

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

67001K103

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP

155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications)

November 29, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** On November 29, 2016, QLT Inc. (“QLT”) and Aegerion Pharmaceuticals, Inc. (“Aegerion”) issued a joint press release announcing that they completed the transactions contemplated by the Agreement and Plan of Merger, dated as of June 14, 2016 (as amended), among QLT, Aegerion and Isotope Acquisition Corp., an indirect wholly-owned Subsidiary of QLT. In connection with the transactions, QLT changed its name to “Novelion Therapeutics Inc.”

CUSIP No. 67001K103	SCHEDULE 13D/A	Page 2 of 8

(1) Names of reporting persons NB Public Equity K/S
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,289,525
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,289,525
(11) Aggregate amount beneficially owned by each reporting person: 1,289,525
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 7.0%
(14) Type of reporting person (see instructions): PN

CUSIP No. 67001K103	SCHEDULE 13D/A	Page 3 of 8

(1) Names of reporting persons NB Public Equity Komplementar ApS
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with	(7) Sole voting power: 0
(8) Shared voting power: 1,289,525
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,289,525
(11) Aggregate amount beneficially owned by each reporting person: 1,289,525
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 7.0%
(14) Type of reporting person (see instructions): PN

CUSIP No. 67001K103	SCHEDULE 13D/A	Page 4 of 8

(1) Names of reporting persons Cora Madsen
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,289,525
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,289,525
(11) Aggregate amount beneficially owned by each reporting person: 1,289,525
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 7.0%
(14) Type of reporting person (see instructions): IN

CUSIP No. 67001K103	SCHEDULE 13D/A	Page 5 of 8

(1) Names of reporting persons Florian Schönharting
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of Funds (See Instructions) 00
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
(6) Citizenship or place of organization Denmark
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 1,289,525
(9) Sole dispositive power: 0
(10) Shared dispositive power: 1,289,525
(11) Aggregate amount beneficially owned by each reporting person: 1,289,525
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13) Percent of class represented by amount in Row 11: 7.0%
(14) Type of reporting person (see instructions): IN

CUSIP No. 67001K103	SCHEDULE 13D/A	Page 6 of 8

This Amendment No. 3 amends and supplements, as set forth below, the information contained in Item 5 of the Schedule 13D that was originally filed with the Securities and Exchange Commission by NB Public Equity K/S, NB Public Equity Komplementar ApS, Cora Madsen and Florian Schönharting (the “Reporting Persons”) on May 22, 2012, as amended by Amendment No. 1, filed with the SEC on June 5, 2012 and as further amended by Amendment No. 2, filed with the SEC on July 15, 2014 (collectively, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment No. 3 are used with the meanings ascribed to them in the Schedule 13D. Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.

Item 5. Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby revised to state as follows:

(a)	The Fund is the beneficial owner of an aggregate of 1,289,525 (1) shares of Common Stock, representing approximately 7.0%(2) of the total issued and outstanding shares of Common Stock.

The General Partner is the beneficial owner of an aggregate of 1,289,525 (3) shares of Common Stock, representing approximately 7.0%(2) of the total issued and outstanding shares of Common Stock.

Cora Madsen is the beneficial owner of an aggregate of 1,289,525 (4) shares of Common Stock, representing approximately 7.0%(2) of the total issued and outstanding shares of Common Stock.

Florian Schönharting is the beneficial owner of an aggregate of 1,289,525 (5) shares of Common Stock, representing approximately 7.0%(2) of the total issued and outstanding shares of Common Stock.

(b)	Each of the Reporting Persons has the sole power to vote or direct the vote of 0 shares and the shared power to vote or direct the vote of 1,289,525 shares of Common Stock. Each of the Reporting Persons has the sole power to dispose or to direct the disposition of 0 shares, and the shared power to dispose or direct the disposition of 1,289,525 shares of Common Stock.

(c)	No transactions in the Common Stock were effected by the Reporting Persons within the past 60 days. This Amendment No. 3 is being filed solely to reflect the change in number of shares of Common Stock held by the Reporting Persons as a result of the Reverse Split and the change in the number of outstanding shares of Common Stock as a result of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 14, 2016 (as amended), among QLT, Aegerion and Isotope Acquisition Corp., which resulted in an increase in the number of shares of Common Stock outstanding, and the Reverse Split, which resulted in a subsequent decrease in the number of shares of Common Stock outstanding. In connection with the merger, for no consideration, the Fund received warrants entitling it to purchase, on a post-Reverse Split basis, up to 1,289,525 shares of Common Stock for a purchase price of $0.01 per share to the extent either (i) the previously disclosed Department of Justice (“DOJ ”) and Securities and Exchange Commission (“SEC”) investigations into Aegerion’s sales activities and disclosure related to its JUXTAPID (lomitapide capsules) product is resolved for an amount that exceeds the amounts set forth in Aegerion’s preliminary agreements in principle with the DOJ or SEC and/or (ii) the pending putative shareholder class action lawsuit against Aegerion is resolved for an amount that exceeds Aegerion’s director and officer insurance coverage.

CUSIP No. 67001K103	SCHEDULE 13D/A	Page 7 of 8

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e)	Not applicable.

(1)	The Fund directly owns 1,289,525 shares. On December 16, 2016, the Company completed a 1-for-5 share consolidation of its Common Stock (the “Reverse Split). Every five shares of Common Stock issued and outstanding immediately prior to 5 p.m. Eastern Time on December 16, 2016 were automatically converted into one share of Common Stock as a result of the Reverse Split.

(2)	Based on approximately 18,530,712 shares of Common Stock outstanding following the completion of the Reverse Split.

(3)	The General Partner has no ownership share in the Fund, but is entitled to a management fee for the services provided to the Fund. By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), the General Partner may be deemed to be the beneficial owner of the securities held by the Fund.

(4)	Cora Madsen is a director of the General Partner and in this capacity has the legal power to direct the voting or disposition of the Common Stock beneficially owned by the Fund. Therefore, by reason of Rule 13d-3, Ms. Madsen may be deemed to be the beneficial owner of securities held by the Fund. Ms. Madsen has no ownership interest, either direct or indirect, in the General Partner.

(5)	Florian Schönharting is a director of Nordic Biotech Advisors ApS, which owns 100% of the shares of the General Partner, and is an indirect investor in a limited partner of the Fund. As such, he may be deemed under Rule 13d-3 to be a beneficial owner of the securities held by the Fund.

CUSIP No. 67001K103	SCHEDULE 13D/A	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 22, 2016

NB PUBLIC EQUITY K/S

By:	NB PUBLIC EQUITY KOMPLEMENTAR ApS,
its general partner

	By:	/s/ Cora Madsen*
	Name:	Cora Madsen
	Title:	Managing Director

NB PUBLIC EQUITY KOMPLEMENTAR ApS

By:	/s/ Cora Madsen*
Name: Cora Madsen
Title: Managing Director

/s/ Cora Madsen *
Cora Madsen

/s/ Florian Schönharting*
Florian Schönharting

*By:	/s/ James E. Dawson
James E. Dawson, as attorney-in-fact